1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 30, 2013

VIA EDGAR

Brent Fields

Assistant Director, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Fields:

In a December 4, 2013 telephone conversation with me and your colleagues Michael Shaffer and Amy Miller, you communicated one of the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 252 (“PEA 252”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 333 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 16, 2013. PEA 252 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund, and Institutional Class, Class P, Administrative Class, Class D, Class A and Class C shares of the PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund and PIMCO US Low Volatility Fundamental IndexPLUS® AR Strategy Fund, each a new series of the Registrant (each a “Fund” and collectively, the “Funds”).1 A summary of the Staff’s comment, along with the

[1]

As discussed with Ms. Miller on December 16, 2013, in connection with the 485(b) filing for the Funds and the Staff’s comment 1 herein, the Funds’ names have been revised as follows: PIMCO EMG Intl Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund), PIMCO Intl Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund), and PIMCO Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO US Low Volatility Fundamental IndexPLUS® AR Strategy Fund). Upon review of these new Fund names on December 16, 2013, Ms. Miller provided an additional Staff comment to the names of two of the Funds, which is addressed as comment 2 herein.

Brent Fields December 30, 2013 Page 2

Registrant’s response, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 252. The Registrant’s response to the Staff’s other comments to PEA 252, which were provided in a separate telephone conversation between Ms. Miller and me, are being provided concurrently under separate cover.

Comment 1: The Staff takes the view that each of the Funds is required to adopt an investment policy pursuant to Rule 35d-1 under the 1940 Act. Specifically, the Staff believes that use of the word “IndexPLUS®” in each Fund’s name indicates the Fund will implement an indexing strategy, therefore each Fund should adopt a policy to normally invest at least 80% of its Assets (as defined in Rule 35d-1) in the component securities of the index indicated by the Fund’s name. Furthermore, the Fund with “US” in its name should adopt a policy to normally invest at least 80% of its Assets in investments economically tied to the United States, and the Fund with “EM” in its name should adopt a policy to normally invest at least 80% of its Assets in investments economically tied to emerging market countries. Please adopt an appropriate investment policy for each Fund pursuant to Rule 35d-1 or change the Funds’ names.

Response 1: As discussed on December 4, 2013, the Staff has previously given a substantially similar comment to Registrant’s Post-Effective Amendment No. 66, as filed on April 12, 2002, and multiple subsequent filings since 2002, including a substantially similar comment to the Registrant’s annual update filing earlier this year.2

As set forth in the Registrant’s numerous prior responses dating back to 2002, as well as discussions with the Staff prior to 2002 relating to the use of “StocksPLUS®” in the names of certain series of the Registrant, the Registrant reasserts its position that the Funds (as well as the four existing Fundamental IndexPLUS® series of the Registrant and the seven existing StocksPLUS® series of the Registrant, which had combined total assets under management of $26.98 billion as of September 30, 2013) are not subject to Rule 35d-1 because such fund names connote a proprietary investment strategy, not a particular type of investment or a focus in a particular geographic region.

[2]

See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 66, at 2 (June 19, 2002) (responding to a Staff comment on whether the PIMCO CommodityRealReturn Fund and PIMCO StocksPLUS Total Return Fund are subject to Rule 35d-1); see also Memorandum from Brendan C. Fox to Barry D. Miller, Division of Investment Management, SEC (June 27, 2002) (explaining how the PIMCO CommodityRealReturn Fund and PIMCO StocksPLUS Total Return Fund proposed to calculate compliance with the 80% Asset test under Rule 35d-1, if the rule applied to those funds); see also Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248, at 5 (July 29, 2013) (responding to a Staff comment on whether the PIMCO EM Fundamental IndexPLUS® AR Strategy Fund, PIMCO RealEstateRealReturn Strategy Fund, PIMCO Small Cap StocksPLUS® AR Strategy Fund, PIMCO Small Company Fundamental IndexPLUS® AR Strategy Fund and PIMCO StocksPLUS® Fund are subject to Rule 35d-1).

Brent Fields December 30, 2013 Page 3

Rule 35d-1(a)(2) provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its Assets3 in the type of investments suggested by its name. The word “IndexPLUS®” does not suggest a particular type of investment (such as investment in the components of an index), nor does the word have any commonly understood meaning apart from the proprietary investment strategy suggested by it. Quite the contrary, the words “Fundamental IndexPLUS®” succinctly inform investors of the true nature of the Funds’ proprietary investment strategy (to the extent possible in two words, or a fund name generally) – that is, that the Funds seek to outperform a benchmark equity index by seeking exposure to the returns of a separate proprietary fundamental-style equity index through investment in related derivative instruments, while actively managing a portfolio of Fixed Income Instruments. The Registrant respectfully submits that “IndexPLUS®” is not at all equivalent to “Index.” While the latter indicates a particular type of investment within the meaning of the rule (i.e., investment in the components of an index), “IndexPLUS®” clearly indicates that the Funds are something more than a traditional index fund, albeit funds that implement a strategy seeking to add returns above the returns of an index (hence, “IndexPLUS®”).

“IndexPLUS®” (as well as “StocksPLUS®,” a proprietary strategy that PIMCO pioneered in 1986) is a trade name that was created to describe a unique, proprietary investment strategy developed by PIMCO. The Fundamental IndexPLUS® investment strategies involve attempting to exceed the returns of a benchmark index by investing in certain derivative instruments, such as futures and swaps, based on a proprietary fundamental-style index, and seeking a further return by actively managing a portfolio of Fixed Income Instruments that is also being used, in part, to cover the derivative instruments. PIMCO has for many years offered these and similar enhanced fixed income products, most notably the PIMCO StocksPLUS® Fund, a separate series of the Registrant that launched in 1993. “StocksPLUS®” is also the name of a private investment fund that has followed a similar investment strategy dating back to 1987. Registrant believes that investors have come to associate PIMCO with these types of embedded fixed income strategies, and that apart from that connection, the term “Fundamental IndexPLUS®” does not connote a particular type of investment. In other words, “Fundamental IndexPLUS®” succinctly describes each Fund’s proprietary investment strategy, while simultaneously conveying that each Fund is something more than a traditional index fund, and therefore not focused on a particular type of investment. As such, “IndexPLUS®” is not subject to Rule 35d-1.

[3]	Rule 35d-1(d)(2) defines “Assets” as net assets, plus the amount of any borrowings for investment purposes.

Brent Fields December 30, 2013 Page 4

To the extent the Funds include “EM” or “US” (which are terms typically subject to Rule 35d-1(a)(3) in other contexts because those terms, in isolation, indicate a focus on a particular geographic region), the Registrant submits that “EM” and “US” in this context are best understood within their context and placement within the applicable Fund’s entire name. For instance, the use of “EM” in PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund accurately describes the Fund’s investment strategy when read in the context of the entire Fund name – the Fund seeks returns through a strategy consisting of exposure to an EM (emerging markets) low volatility fundamental-style index through investment in derivatives backed by an AR (absolute return) focused fixed income investment strategy, which together seek to exceed the returns of a benchmark index (i.e., use of the term “PLUS”) (emphasis added). Accordingly, the use of “EM” or “US” in context of the entire Fund name are merely descriptive of the economic exposure of the index used for purposes of implementing the Fundamental IndexPLUS® proprietary strategy, and are not indicative of the applicable Fund focusing its investments on a particular geographic region.

Furthermore, the Registrant had included the word “Strategy” in each Fund’s name to clarify that each Fund seeks to implement a proprietary investment strategy, not focus on a particular type of investment within the meaning of the rule. You expressed the Staff’s view that the use of the word “Strategy” in a fund’s name in lieu of adopting a Rule 35d-1 policy, while permissible for fund names that indicate a focus on exposure to the commodities markets, is generally not permissible for fund names that indicate a focus on investing in other asset classes. The Registrant believes the Staff’s view in this regard is not applicable to the Funds as the Funds’ names do not indicate a focus on a particular type of investment or asset class, but rather a proprietary investment strategy. The Funds’ names succinctly describe the Fundamental IndexPLUS® proprietary strategy, and it is precisely the use of “Fundamental IndexPLUS®” (as opposed to “Index”) coupled with the use of “Strategy” that more fully informs investors that the Funds implement a proprietary investment strategy, which differs substantially from a traditional index fund or a traditional equity or fixed income fund.

Notwithstanding the Registrant’s position that Rule 35d-1 does not apply to the Funds, Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is

Brent Fields December 30, 2013 Page 5

inconsistent with the fund’s intended investments or risks of those investments.4 Under this standard, “IndexPLUS®” is not only not misleading, it is particularly informative that the Funds implement a proprietary strategy to seek returns in excess of an index (hence, “IndexPLUS®”) as opposed to being a traditional index fund, where one would expect the word “Index” to be used in the Fund’s name. Each Fund will invest a relatively small amount of its net assets in derivative instruments in order to gain exposure to a proprietary index of emerging market securities, domestic securities or international securities, as indicated by the particular Fund’s name, and invest the remaining bulk of its net assets in Fixed Income Instruments. However, the economic exposure of a Fund attributable to its derivative instruments is greater than that attributable to its Fixed Income Instruments. At least 80% (and usually more) of the economic exposure and risk of an investment in a Fund will be attributable to the performance of derivative instruments tied to the investment strategy indicated by the Fund’s name.

We further note that while the Funds are not subject to Rule 35d-1, the Funds nevertheless satisfy the general intent of the rule, if not the substantive requirements of the rule. As you know, the Commission has stated that in appropriate circumstances, funds subject to Rule 35d-1 may use synthetic instruments in their 80% basket under the rule if they have economic characteristics similar to securities included in that basket.5 As noted above, the Funds’ investments in derivatives are structured such that more than 80% of the notional exposure of each Fund is linked to the investment strategy suggested by its name, but the Funds’ strategies do not call for investing in derivatives such that the market value of such derivatives exceeds 80% of the Fund’s Assets. In fact, it would be impossible for the Funds to adopt a policy to invest, under normal circumstances, at least 80% of the market value of its Assets in instruments indicated by the Fund’s name. This is because each Fund obtains the substantial majority of its economic exposure from its derivative instruments.

We note that the Registrant has taken this position with respect to the StocksPLUS® name since 2002. Following the correspondence that year (see supra note 2), the Registrant had a number of discussions with the Staff, including Associate Director Barry Miller. At the conclusion of those discussions, Mr. Miller informed the Registrant that while the Staff did not necessarily agree with the Registrant, the Staff would not object if the Registrant continued to use the StocksPLUS® name without adopting a policy under Rule 35d-1.

[4]	See 35d-1 Adopting Release, supra, note 9. See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001)(“35d-1 FAQs”).

[5]	See 35d-1 Adopting Release at n.13, supra, note 9.

Brent Fields December 30, 2013 Page 6

Notwithstanding the foregoing and without agreeing with the Staff’s comment, as discussed with Ms. Miller on December 16, 2013, the Registrant has revised the Funds’ names in order to ensure a timely launch of the Funds by year-end without interruption. As previously discussed with Ms. Miller, the Funds’ names have been revised as follows, which has been reflected in the 485(b) filing for the Funds dated December 30, 2013:

Old Fund Name (as reflected in PEA 252)	New Fund Name (as reflected in the Funds’ 485(b) filing)
PIMCO U.S. Low Volatility Fundamental IndexPLUS® AR Strategy Fund	PIMCO Low Volatility RAFI®-PLUS AR Fund
PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund	PIMCO EMG Intl Low Volatility RAFI®-PLUS AR Fund
PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund	PIMCO Intl Low Volatility RAFI®-PLUS AR Fund

Comment 2: In a separate phone conversation with me on December 16, 2013, Ms. Miller confirmed the Staff does not object to the new Fund names, nor does the Staff believe the new Fund names are subject to Rule 35d-1. Ms. Miller also noted that two of the Funds’ new names contain the word “Intl,” which is an abbreviated form of “International.” Accordingly, the Staff requests that each of those Funds disclose that the Fund will invest a “significant amount” of its assets (e.g., 40% of the Fund’s assets) in non-U.S. investments. See footnote 42 of the adopting release for Rule 35d-1. Please also address, either in response to this comment or in a separate response to be submitted at a later date, whether the Registrant will similarly revise the names for the other existing IndexPLUS® series and StocksPLUS® series of the Registrant, and if not, why not.

Response 2: Previously, the Staff has given a similar comment regarding “international” in a fund’s name to multiple filings of the Registrant, including Registrant’s Post-Effective Amendment No. 108, as filed on April 16, 2004, Post-Effective Amendment No. 151, as filed May 31, 2007, and Post-Effective Amendment No. 248, as filed on May 30, 2013. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 108, 151 and 248.6

[6]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 108, at 36 (July 30, 2004); see also Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 151, at 8 (July 26, 2007); see also Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248, at 4 (July 29, 2013).

Brent Fields December 30, 2013 Page 7

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.7 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).8 In proposing Rule 35d-1, the Commission stated that the Staff “no longer distinguishes the terms ‘global’ and ‘international.’”9 Accordingly, in light of the Staff’s comment and the foregoing analysis, the Registrant has revised the Principal Investment Strategies section for each of the PIMCO EMG Intl Low Volatility RAFI®-PLUS AR Fund and PIMCO Intl Low Volatility RAFI®-PLUS AR Fund to disclose that each Fund “will invest in instruments that are economically tied to at least three countries (one of which may be the United States).” The Registrant respectfully submits that this operating policy regarding the number of countries in which these Funds will invest is consistent with footnote 42 of the adopting release for Rule 35d-1.

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.10 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

[7]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release).

[8]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[9]	See 35d-1 Adopting Release at n. 42.

[10]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Brent Fields December 30, 2013 Page 8

With regard to whether the Registrant will similarly revise the names for the other existing IndexPLUS® series and StocksPLUS® series of the Registrant, the Registrant will respond to that comment under separate cover at a future date in 2014.

*                    *                     *

In addition to this comment, the Staff requested that the Registrant make certain representations concerning PEA 252 and the response being made to the comment received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Michael Shaffer, Division of Investment Management
Amy Miller, Division of Investment Management
Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 30, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 252 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 333 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 16, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
Joshua D. Ratner
Ryan Leshaw